Exhibit 4.3

Mobileye N.V.

Krooswijkhof 89

1082 PB Amsterdam

The Netherlands

August 19, 2013

To:  The Shares F Investors Identified on Schedule A hereto

Re:	Mobileye N.V.

Ladies and Gentlemen:

Reference is made to the several Secondary Shares Agreements (collectively, the “Secondary Shares Agreement”) made on June 28, 2013 by and among Driving Momentum B.V., a private limited liability company incorporated under the laws of the Netherlands and having its principal place of business at Krooswijkhof 89, 1082 PB, Amsterdam, The Netherlands (“Newco”), Mobileye N.V., a limited liability company incorporated under the laws of the Netherlands and having its principal place of business at the Krooswijkhof 89, 1082 PB, Amsterdam, The Netherlands (the “Company”), Vivian Fransman (for purposes of Sections 3.24.3 and 5.4.3 thereof only) and each of the Shares F Investors identified on Schedule A hereto (the “Investors”) and the Primary Investment Agreement (the “Primary Investment Agreement”), made on June 28, 2013 by and among the Company and the investor specified on Schedule A hereto. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Secondary Shares Agreements.

The undersigned, Ziv Aviram and Amnon Shashua (the “Company Founders”), acknowledge that the agreements and covenants described below are essential to protect the value of the Company and its business. Therefore, the Company Founders agree with each of the Investors to the following restrictions:

1.            Each of the Company Founders hereby undertakes that, unless otherwise agreed by the Majority Investors, he shall not terminate his employment by the Company or by the applicable member of the Mobileye Group by whom he is employed until the earlier of (a) the third anniversary of the closing of an IPO or (b) an Acquisition.

2.            (a) Each of the Company Founders shall not (and shall not permit any of his Affiliates to), unless otherwise agreed by the Majority Investors, for a period commencing on the Closing Date and ending on the earlier to occur of (i) an Acquisition and (ii) six months after the date on which such Company Founder ceases to be employed by the Company or by the applicable member of the Mobileye Group (the “Restricted Period”), anywhere in the world, directly or indirectly participate or engage, whether as an agent, director, officer, shareholder, partner, joint venturer, investor, consultant, employee, advisor or otherwise, in any business or any entity that is actively engaged in any business, that competes directly or indirectly with the business of the Company or any other member of the Mobileye Group, other than on behalf of the Company or

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its Affiliates; provided, however, that the Company Founders, in the aggregate, may own equity securities of a public company in an amount not to exceed 2% of the issued and outstanding equity securities of such company.

(b) Each of the Company Founders acknowledges that the value to the Investors of the transactions contemplated by the Secondary Shares Agreement and the Primary Investment Agreement would be substantially diminished if such Company Founder or any of his Affiliates were to solicit the employment of or employ any current employee, officer or director of the Company or any member of the Mobileye Group, or any person that was an employee, officer or director of any of the foregoing at any time in the six-month period prior to the date of this Agreement through the commencement of the Restricted Period (such person a “Covered Employee”). Accordingly, during the Restricted Period, such Founder shall not, directly or indirectly, and shall not permit any of his Affiliates to, unless otherwise agreed by the Majority Investors, solicit the employment of or employ (whether as an employee, consultant, advisor or otherwise) any Covered Employee.

(c) Each Company Founder agrees that a monetary remedy for a breach of the agreements set forth in paragraph (a) or (b) of this Section 2 will be inadequate and impracticable and further agrees that such a breach would cause irreparable harm, and that the Investors shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages. In the event of such a breach, each Company Founder agrees that the Investors shall be entitled to such injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions as a court of competent jurisdiction shall determine.

(d) If any provision of this Section 2 is invalid in part, it shall be curtailed, as to time, location or scope, to the minimum extent required for its validity under applicable Law and shall be binding and enforceable with respect to the Company Founders as so curtailed.

(e) In the event that the employment of a Company Founder is terminated by the Company or the Mobileye Group, as applicable, without cause or such Company Founder terminates his employment by the Company or the Mobileye Group, as applicable, for “Good Reason” as defined under Israeli law, the provisions set forth in paragraphs (a) and (b) of this Section 2 shall become null and void and cease to have any force or effect.

3.            Until the earlier of (a) the closing of an IPO or (b) an Acquisition, neither the Company Founders nor any Permitted Transferee of either of them may sell any Shares A or ordinary shares (other than any ordinary shares acquired by a Company Founder from unaffiliated shareholders), held, directly or indirectly (including through sale or transfer of any interests in Mobileye Trust Company Ltd.), until each of the Investors has been given the opportunity, exercisable within 20 days from the date that such Founder has provided written notice of the proposed sale and the terms thereof (the “Founder Notice”), to sell to the proposed transferee (the “Acquirer”), upon the same terms and conditions offered to the Company Founder and any Permitted Transferee up to such Investor’s Co-Sale Pro Rata Share of those direct or indirect Shares (the “Offered Shares”), proposed to be sold by the Company Founders. If an Investor fails to notify the Company Founder within 20 days after receipt of the Founder Notice of its intent to sell Shares to the Acquirer pursuant to this Section 3, such Investor will be deemed to have waived its rights under this provision. Any sale made pursuant to this provision shall be

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consummated within 60 days after the 20-day period has expired and will be conditioned upon the agreement of the Acquirer that the Acquirer will purchase the Investor’s Co-Sale Pro Rata Share of the Offered Shares from participating Investors (to the extent an Investor elects to exercise its rights hereunder). For purposes of this Section 3, an Investor’s “Co-Sale Pro Rata Share” shall mean the ratio that (i) the number of Shares F then held by such Investor bears to (ii) the sum of (x) the number of outstanding Shares having substantially similar co-sale rights plus (y) the number of Shares A and ordinary shares then held by the applicable Company Founder or Company Founders and Permitted Transferees. This co-sale right shall not apply to any transfer to any spouse, immediate family member, or lineal ancestor or descendant, or any trust or other entity created and existing solely for the benefit, directly or indirectly, of a Company Founder or in connection with a bona fide gift by the Company Founder (a “Permitted Transferee”). Any Permitted Transferee, as a condition to such transfer, shall agree to be bound by the terms of this Section 3.

4.            Each Company Founder severally agrees that, to the extent requested in writing by a managing underwriter of the IPO effected by the Company for its own account, he will not sell transfer or otherwise dispose of, directly or indirectly (including through sale or transfer of any interests in Mobileye Trust Company Ltd.), in including any sale pursuant to Rule 144 under the Securities Act, any Shares, or any other equity security of the Company or any security convertible into or exchangeable or exercisable for any equity security of the Company or any securities of the Company held directly or indirectly by him (other than as part of such IPO) during the time period reasonably requested by the managing underwriter, which period shall not exceed 90 days (or 180 days if required by the managing underwriter) (the “Lock-up Period”); provided that, in accordance with the proviso in Section 3.8(a) of the Global Registration Rights Agreement, if shareholders are released early from the Lock-up Period, the Company Founders shall be entitled to a release on the same terms.

5.            Each Investor acknowledges that the Company has advised the Investor that other Company shareholders have similar rights to those set forth in this Agreement.

6.            The rights or obligations of each Investor under this Agreement may be assigned by such Investor in the same way and on the same terms as are set forth in Section 14.12 of the Secondary Shares Agreement.

7.            This Agreement shall be governed by and interpreted in accordance with the laws of the State of Israel without giving effect to the principles of conflict of laws.

8.            Any notice, declaration or other communication required or authorized to be given (and shall be deemed to have been duly given upon receipt) by any party under this Agreement to the other party shall be in writing and shall be personally delivered, sent by facsimile transmission (with a copy by ordinary mail in either case) or dispatched by courier addressed to the other party at the address stated below or such other address as shall be specified by the parties hereto by notice in accordance with the provisions of this Section 5.

Addresses for the purposes of this section are as follows:

If to Ziv Aviram:

If to Amnon Shashua:

With a copy to:

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

Attention: James R. Tanenbaum

Facsimile: (212) 468-7900

and:

Van Campen Liem

J.J. Viottastraat 52

1071 JT Amsterdam

The Netherlands

Attention: Thomas W. Mitchell

Facsimile: +31 (0) 20 760 1699

If to the Investors

To the address of the Investors set forth in Schedule A hereto

9.            This Agreement expresses the entire agreement between the parties with respect to the specific subject matter of this Agreement and it hereby cancels all prior representations, agreements, negotiations, understandings, offers and all other correspondence between the parties, whether in writing or orally, relating to such specific matter.

[Signature Page Follows]

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Sincerely,

/s/ Ziv Aviram
Ziv Aviram

/s/ Amnon Shashua
Amnon Shashua

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SCHEDULE A

SHARES F INVESTORS

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